Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Commences Exploration Drilling

On Its La Mina Project, Colombia

Vancouver, British Columbia – April 12, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that it has commenced a program of exploration drilling on the La Garrucha target, located less than one kilometre to the east and immediately adjacent to the existing mineral resources on the Company’s 100% owned La Mina project (“La Mina”), located in Antioquia, Colombia.

Alastair Still, CEO of GoldMining, commented, “The start of our first drilling campaign on the La Garrucha target at La Mina marks an important milestone for our Company as we begin to unlock value from our portfolio of gold and gold-copper projects located throughout the Americas. This exploration drilling program is designed to test an exciting target, which we believe has the potential to expand upon the project’s existing resource base and represents an opportunity to enhance the economics of the recently announced Preliminary Economic Assessment (see January 12, 2022 news release). We are planning approximately 3,600 metres of drilling in 6 holes with the core to be logged and sampled at our existing La Mina project facilities. Samples of sawn core will be transported to ALS Colombia LTDA in Medellín for assaying.”

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has reviewed and approved the technical information contained in this news release.  Mr. Pereira is a Qualified Person as defined in National Instrument 43-101.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations, including statements regarding expected work at the Company’s La Mina Project and the expected benefits thereof. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines for planned project activities; results of exploration programs may not confirm expectations; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2021, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3